
Mail Stop 4720

May 2, 2016

VIA E-mail
Dr. Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road,
Tarrytown, New York 10591

> **Re: Regeneron Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 8-K dated February 9, 2016**
> **Filed February 9, 2016**
> **File No. 000-19034**

Dear Dr. Schleifer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Patents, Trademarks, and Trade Secrets, page 22

1.   We refer to the third paragraph under the heading which discloses that the patents for your three commercially marketed products and ZALTRAP "generally" expire between 2020 and 2029 and "may be subject" to extension. Please confirm that you will revise future filings to discuss separately the patent coverage for each product that is material to your business, including the patent expiration dates for any material patents and the current status of efforts to extend those expiration dates. Also, discuss coverage by jurisdiction where material. With reference to your disclosures in the fourth paragraph under the heading, please also confirm that in future filings you will

Dr. Leonard S. Schleifer
Regeneron Pharmaceuticals, Inc.
May 2, 2016
Page 2

revise your discussion of material licenses to discuss the term of those licenses. To the extent that the term of a material license is tied to patent expiration, please confirm that you will identify the applicable expiration date in the future filing.

Notes to Consolidated Financial Statements

1. Business Overview and Summary of Significant Accounting Policies
Accounts Receivable – Trade, page F-10

2. Please tell us why your days sales outstanding for the quarter ended March 31, 2014 of 199 days is substantially higher than for the quarter ended March 31, 2015 of 168 days. Further tell us why the days sales outstanding for each of these quarters is substantially higher than for the quarters for the rest of the respective fiscal year. In this regard, we computed days sales by dividing accounts receivable – trade, net as end of a quarter by net product sales for the respective quarter and multiplying the result by the number of days in the quarter.

3. Collaboration Agreements
a. Sanofi
Immuno-Oncology, page F-16

3. Please provide us a full accounting analysis of the July 2015 IO Collaboration with Sanofi and, as amended in connection with the IO Collaboration, the Antibody Discovery Agreement and its License and Collaboration Agreement with Sanofi. Include in your analysis:
- How you viewed the IO Collaboration and the amended agreements (i.e. separately or together) and the basis for your conclusion;
- Evaluation of the deliverables;
- Arrangement consideration, its determination and allocation;
- Revenue and expense recognition; and
- Authoritative literature supporting your analysis.

11. Debt
a. Convertible Debt
Warrant Transactions, page F-32

4. Please tell us why the amendment entered into in November 2015 was not accounted for similar to the amendment entered into in November 2014 whereby you accounted for warrants as a liability effective with the amendment and subsequently measured them at fair value with changes in fair value recognized in earnings.

Form 8-K filed February 9, 2016
Exhibit 99.1
Table 3

5.   Please refer to your non-GAAP net income and related per share amounts. Explain to us precisely what the non-cash income tax adjustment represents and the components included therein. Also explain to us what non-GAAP income taxes represent after the non-cash income tax adjustment is deducted from GAAP income tax expense. In this regard, it appears that not only do you exclude certain elements of income tax expense in arriving at non-GAAP net income, but it also appear that you fail to recognize additional tax for the increase in pre-tax non-GAAP income. As such, it does not appear that your non-GAAP net income reflects the full income tax consequences of your pre-tax non-GAAP income. If that is the case, tell us what your non-GAAP net income would have been for each of the last three fiscal years had you included the full income tax consequences of your pre-tax non-GAAP income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Dorman Yale, Staff Attorney, at (202) 551-8776 or Joseph McCann, Attorney Advisor, at (202) 551-6262 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance